UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　☐　Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Novadore USA LLC

Legal status of Issuer:

　　　Form:

　　　LLC

　　　Jurisdiction of Incorporation/Organization:

　　　Florida

　　　Date of Organization:

　　　February 20, 2014

Physical Address of Issuer:

1835 Northeast Miami Gardens Drive, #401, North Miami Beach, FL 33179, United States

Website of Issuer:

https://duradry.com

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$902,084	$654,565
Cash & Cash Equivalents	$319,189	$469,288
Accounts Receivable	$0	$0
Short-term Debt	$204,217	$149,073
Long-term Debt	$517,507	$153,839
Revenues/Sales	$4,026,137	$2,937,677
Cost of Goods Sold*	$1,575,255	$1,496,018
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(207,008)	$(199)

*Cost of Revenues

Table of Contents



April 29, 2022

Novadore USA LLC

Duradry

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Novadore USA LLC, known as Duradry (**"Duradry,"** the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://duradry.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jack Benzaquen
(Signature)
Jack Benzaquen
(Name)
Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jack Benzaquen
(Signature)
Jack Benzaquen
(Name)
Manager
(Title)
April 29, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2022
Novadore USA LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Novadore USA LLC offers solutions for people that suffer from excessive sweating or hyperhidrosis. The Company was originally incorporated as a Florida corporation on February 20, 2014 named Novadore of USA Inc. The Company subsequently changed its name to Novadore USA Inc on July 24, 2014. On January 3, 2018, the Company converted to a Florida limited liability company named Novadore USA LLC.

The Company is located at 1835 Northeast Miami Gardens Drive, #401, North Miami Beach, FL 33179, United States.

The Company's website is https://duradry.com.

The Company is headquartered and qualified to conduct business in Florida. The Company also sells its products through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Duradry is a direct-to-consumer, business- to-business, and wholesale operation that sells personal and skin care consumer products. In particular, Duradry offers products that provide solutions for the 30 million Americans that sweat more than they want, including people that suffer from hyperhidrosis (about 5% of the population). Our products are easy to use, non-invasive and affordable. The Company is focused on product innovation, including using new ingredients or combinations of ingredients, employing different methods of application and using natural alternatives. All Duradry products are designed and formulated in the U.S. and all of its OTC formulas are currently manufactured in the USA as well. The Company's vision is to be the brand of reference for any type of sweating issues. Duradry products are currently sold via Duradry.com and Amazon.com. The Company is planning expansion into brick-and-mortar chains like CVS, HEB, Walgreens and Target.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably on a consistent basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon products or services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate certain product components or services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular product component or service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Our inability to maintain and increase our presence through third-party e-commerce retailers could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales through third party e-commerce retailers, which account for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such third-party e-commerce retailers, including Amazon® and others. The loss of our relationship with any large third-party e-commerce retailer could have a significant impact on our revenue. In addition, we may be unable to secure prominent visibility of our product on these e-commerce websites. Consequently, growth opportunities through our third-party e-commerce retailers may be limited. If we are unable to maintain and/or grow these relationships and new relationships, our revenue, business, financial condition, results of operations and prospects could be adversely affected.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

BUSINESS

Description of the Business

Duradry is a direct-to-consumer, business- to-business, and wholesale operation that sells personal and skin care consumer products. In particular, Duradry offers products that provide solutions for the 30 million Americans that sweat more than they want, including people that suffer from hyperhidrosis (about 5% of the population). Our products are easy to use, non-invasive and affordable. The Company is focused on product innovation, including using new ingredients or combinations of ingredients, employing different methods of application and using natural alternatives. All Duradry products are designed and formulated in the U.S. and all of its OTC formulas are currently manufactured in the USA as well. The Company's vision is to be the brand of reference for any type of sweating issues. Duradry products are currently sold via Duradry.com and Amazon.com. The Company is planning expansion into brick-and-mortar chains like CVS, HEB, Walgreens and Target.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, investing in research and development, and adding new hires. Any future capital we raise will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Duradry AM	Duradry AM Stick is an antiperspirant deodorant with 20% active ingredient. It is offered in 4 fragrances.	Direct-to-consumer via duradry.com and Amazon.com
Duradry PM	Duradry PM Gel is an antiperspirant with 15% active ingredient.	Direct-to-consumer via duradry.com and Amazon.com
Duradry Wash	Duradry Wash is a deep cleaning wash. Available in two sizes: 60mL and 250mL	Direct-to-consumer via duradry.com and Amazon.com
Duradry Body Deo	Duradry Body Deo is an all-body deodorant spray made.	Direct-to-consumer via duradry.com and Amazon.com
Duradry 3-Step System	Product bundle of: Duradry AM + Duradry PM + Duradry Wash	Direct-to-consumer via duradry.com and Amazon.com

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, performance, value and packaging are also important differentiating factors.

The Company's primary competitors offer OTC antiperspirants with similar claims and target market. These are SweatBlock, Carpe and Certain Dri. There are also prescription antiperspirants like Qbrexza and Drysol, in addition to "clinical strength" antiperspirant versions. Lastly, Duradry also competes with medical solutions like botox injections, Miradry (microwave therapy) and Sympathectomy (surgery).

Customer Base

Duradry's products reach both genders and a wide range of ages. Our primary customers are mostly 18-45 year olds.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5400345	"DURADRY"	Standard Character Mark	June 26, 2017	February 13, 2018	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://duradry.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company's products must be listed with the FDA. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jack Benzaquen	CEO, Founder and Manager	CEO and Founder, Novadore USA LLC, 2014 – Present Responsible for hiring, marketing, product development, finance, and general CEO responsibilities	Nova Southeastern University, M.B.A., Finance, 2018; Certificate in Finance, 2017; Certificate of Entrepreneurship, (2014); Universidad Metropolitana (Venezuela), B.S, Engineering, 2006

Biographical Information

Jack Benzaquen: Jack was born and raised in Venezuela. His love for computers and anything engineering started when he was very young. When he was 15 years old he started building websites as a freelancer and didn't stop until he started college, where he obtained a bachelor's degree in Systems Engineering. Jack founded a consumer products wholesale company in 2004 using his savings (about $5k, mostly made building websites). He initially started selling diagnostic test kits imported from China but ended up manufacturing and distributing personal care products like liquid soap. Jack's experience suffering from hyperhidrosis (excessive underarm sweating) led him to work on an early version of the Duradry PM product that exists today. The company went on to become a $5 million per year operation before Jack had to leave Venezuela due to political unrest. Jack arrived in the United States in 2013 and attended Nova Southeastern University where he received degrees in entrepreneurship (2014) and Finance (2017). After that Jack went on to earn an MBA in Finance (2018). In 2014, Jack decided to re-start the Duradry project and founded the Company. Today, 7 years later, Duradry has become a multimillion-dollar venture and a reference of quality in the market the Company targets.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees and utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company's outstanding equity interests consists of:

Type	Membership Interests
Amount Outstanding	100
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Interests which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$160,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$129,584*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Estimated figure as Reg CF offering closes on April 30, 2022. Subject to investor confirmations.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$721,700*
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $3,551 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	August 2051

*The Company originally obtained a $150,000 SBA EIDL Loan in May 2050. In August 2021, this loan was modified and the amount of the SBA EIDL Loan was increased to $500,000. In March 2022, this loan was further modified and the amount of the SBA EIDL Loan was increased to $721,700. The monthly payment increased from $731 per month to $3,551.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$150,000	10%	Sales and Marketing and Product Development	June 1, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$160,000	4	Sales and Marketing and Product Development	February 8, 2022; February 9, 2022; March 2, 2022; March 16, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)*	$129,584	226	Technology and Product Development	April 30, 2022	Reg. CF

*Estimated figures as Reg CF offering closes on April 30, 2022. Subject to investor confirmations.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jack Benzaquen	Membership Interests	80%
Holding Duradry LLC*	Membership Interests	20%

*Jacobo Plitman is the 100% owner and Manager of this entity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Novadore USA LLC (the "**Company**") was originally incorporated as a Florida corporation on February 20, 2014 named Novadore of USA Inc. The Company subsequently changed its name to Novadore USA Inc on July 24, 2014. On January 3, 2018, the Company converted to a Florida limited liability company named Novadore USA LLC. The Company is headquartered in North Miami Beach, Florida.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $421,104 in cash and cash equivalents. The Company has approximately 12 months of runway.

Liquidity and Capital Resources

The Company will complete an offering pursuant to Regulation CF on April 30, 2022. Estimated proceeds as of the filing of this Form C-AR are $129,584, subject to investor confirmations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2022

Novadore USA LLC

Duradry

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Savings - 1315	0.00
1001.01 Money in Transit	1,529.61
1010 NUSA 1 (9850)	276,618.16
1011 (Old - Don't use) PayPal Account	0.00
1012 PayPal Bank	0.00
1030 StripeSales- Undeposited Funds	-6.25
1031 Amazon Sales- Undeposited Funds	0.00
1032 Fast.co Sales - Undeposited Funds	0.00
1033 Braintree- Undeposited Funds	471.12
1050 A/P Clearance Account	0.00
1100.04 Shopify Payments - Undeposited funds - duradry-store	20,737.74
Amazon US - Undeposited funds - A1V515GF24W3VW	16,732.04
PayPal [Duradry] - Bank	3,107.08
Total Bank Accounts	**$319,189.50**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1240.01 Inventory	549,365.39
1275.01 Due to - from owner	0.00
Undeposited Funds	0.00
Undeposited Funds - Paypal	0.00
Total Other Current Assets	**$549,365.39**
Total Current Assets	**$868,554.89**
Fixed Assets	
1370 Intangible Assets	43,737.00
1371 Intangible Assets- Amortization	-10,207.00
Total Fixed Assets	**$33,530.00**
TOTAL ASSETS	**$902,084.89**

Duradry

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	17,195.40
Accounts Payable	0.00
Royalty Payable	0.00
Total Accounts Payable	**$17,195.40**
Credit Cards	
2000 CapitalOne Spark Credit Card (1724)	111,089.81
2010 J. BENZAQUEN (5996)	761.25
2020 (Old- Don't use) Stripe Corporate Card	113.79
Total Credit Cards	**$111,964.85**
Other Current Liabilities	
2250 Payroll Tax Liability	0.00
2260 Payroll Payable	0.00
2280 Sales Tax Liability	-623.58
Amazon US - Sales Tax Liability - A1V515GF24W3VW	0.00
Shopify - Sales Tax Liability - duradry-store	4,198.74
Total 2280 Sales Tax Liability	**3,575.16**
2290 Settle-Payable	71,481.72
2330 Chase- Line of Credit	0.00
Amazon US - GST Tax Liability - A1V515GF24W3VW	0.00
Amazon US - VAT Tax Liability - A1V515GF24W3VW	0.00
Total Other Current Liabilities	**$75,056.88**
Total Current Liabilities	**$204,217.13**
Long-Term Liabilities	
2300 PPP- Loan	0.00
2310 PPP #2- Loan	0.00
2320 SBA- Loan	500,000.00
2321 [SBA Loan]- Accrued interest	13,347.00
Vendor Prepayment (MainStreet)	4,160.00
Total Long-Term Liabilities	**$517,507.00**
Total Liabilities	**$721,724.13**
Equity	
3100 Opening Balance Equity	0.00
3200 Owner's Investment- Jack Benzaquen (Capital Account)	113,020.78
3210 Owner's Investment- Holding Duradry LLC (Capital Account)	274,348.00
3800 Retained Earnings	0.47

	TOTAL
Net Income	-207,008.49
Total Equity	**$180,360.76**
TOTAL LIABILITIES AND EQUITY	**$902,084.89**

Duradry

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Sales	
4000.031 Amazon- Sales	1,071,237.19
4000.05 PayPal- Sales	646,899.73
4000.06 Shopify Payments - Sales - duradry-store	431,969.36
4000.07 Fast.co- Sales	4,473.93
4000.08 Stripe- Sales	1,211,556.90
4000.10 Amazon US - Sales - A1V515GF24W3VW	351,744.47
4000.11 Braintree - Sales	528,404.71
Total 4000 Sales	**4,246,286.29**
4100 Refunds and returns	
4100.02 Amazon US - Refunds - A1V515GF24W3VW	-12,865.95
4100.021 Amazon- Refunds and Returns	-41,289.72
4100.03 Amazon US - FBA Reimbursement - A1V515GF24W3VW	1,445.88
4100.05 PayPal- Refunds and Returns	-36,730.67
4100.06 Shopify Payments - Refunds - duradry-store	-9,159.82
4100.08 Stripe- Refunds and Returns	-62,799.02
4100.11 Fast.co- Refunds and Returns	-533.14
4100.12 Braintree- Refunds and returns	-25,844.99
Total 4100 Refunds and returns	**-187,777.43**
4200 Sales Tax Collected	
4200.01 Amazon US - Sales Tax Collected - A1V515GF24W3VW	-21,416.81
4200.02 Amazon US - GST Tax Collected - A1V515GF24W3VW	-4.65
4200.03 Amazon US - VAT Tax Collected - A1V515GF24W3VW	-22.63
4200.04 Shopify - Shopify Payments - Sales Tax Collected - duradry-store	-1,745.30
4200.05 Shopify - Braintree - Sales Tax Collected - duradry-store	-1,682.30
4200.06 Shopify - Paypal - Sales Tax Collected - duradry-store	-117.71
4200.07 Shopify - Shopify Installments - Sales Tax Collected - duradry-store	-14.67
4200.09 Shopify - Other - Sales Tax Collected - duradry-store	-638.76
4200.10 Shopify- Misc- Sales tax collected	-1,316.19
4200.12 WooCommerce- Sales Tax Collected	-5,412.75
Total 4200 Sales Tax Collected	**-32,371.77**
Total Income	**$4,026,137.09**
Cost of Goods Sold	
5000 Cost of Goods Sold (COGS)	
5000.002 Warehouse Shipping & Freight	685,474.40
5000.02 Cost of Goods Sold	397,064.27
5000.06 Amazon US - FBA Fees - A1V515GF24W3VW	46,363.65
5000.07 Amazon FBA- Fees	226,115.86
Total 5000 Cost of Goods Sold (COGS)	**1,355,018.18**

Duradry

Profit and Loss
January - December 2021

	TOTAL
5100 Merchant Fees	
5100.01 Amazon US - Selling Fees - A1V515GF24W3VW	49,640.62
5100.03 Amazon- Fees	74,671.28
5100.05 PayPal- Fees	25,571.46
5100.06 Shopify Payments - Fees - duradry-store	14,217.37
5100.08 Stripe- Fees	39,896.70
5100.09 Braintree-Fees	16,101.38
5100.10 Fast.co- Fees	138.56
Total 5100 Merchant Fees	**220,237.37**
Total Cost of Goods Sold	**$1,575,255.55**
GROSS PROFIT	**$2,450,881.54**
Expenses	
6000 General Expenses	
6000.01 Car & Truck	11.50
6000.02 Bank Charges & Fees	675.00
6000.04 Charitable Contributions	1,225.00
6000.05 Software & Subscriptions	115,422.83
6000.06 Office Supplies	359.52
6000.08 Insurance	5,570.11
6000.09 Legal & Professional Services	27,382.00
6000.14 Card Expenses	0.00
6000.15 Training & Education	118.74
6000.18 Operations Contractors	15,450.00
6000.19 Uncategorized Expense	15.00
6000.22 G&A contractors	0.00
6000.23 Finaloop Balance Reconciliation Discrepancies	2,114.95
Total 6000 General Expenses	**168,344.65**
6100 Salaries & Wages	
6100.01 Salaries and Wages	18,300.86
6100.03 Guaranteed Payments	66,000.00
6100.04 Salaries & Wages- Employer Taxes	1,631.01
Total 6100 Salaries & Wages	**85,931.87**
6200 Disputes	
6200.01 Bad Debt	3,540.23
6200.04 Paypal- Disputes	327.27
6200.05 Shopify Payments - Disputes - duradry-store	818.75
Total 6200 Disputes	**4,686.25**

Duradry

Profit and Loss
January - December 2021

	TOTAL
6300 Advertising	16,561.28
6300.03 Advertising- Google	417,675.00
6300.04 Advertising- Facebook	1,227,423.99
6300.06 Advertising- Tik Tok	42,791.65
6300.07 Advertising- Microsoft	1,156.82
6300.08 Amazon- Advertising	316,093.68
6320 Advertising Contractors	275,462.60
Total 6300 Advertising	**2,297,165.02**
6310 Marketing	43.59
6300.02 Marketing Contractors	30,005.14
6300.12 Influencers	9,172.00
6300.15 Content creation & design	18,047.40
6350.02 Marketing - Software & Subscriptions	23,803.22
6350.04 Trade shows & events	5,899.00
6350.05 Affiliate Marketing	33,909.00
Total 6310 Marketing	**120,879.35**
6400 Sales & Operations	
6400.02 Other Operations Expenses	71.40
Total 6400 Sales & Operations	**71.40**
6500 Research & Development	
6500.01 R&D Contractors	13,385.10
Total 6500 Research & Development	**13,385.10**
6600 Taxes	
6600.01 Federal Tax	4,016.00
Total 6600 Taxes	**4,016.00**
6700 Interest Paid	
6700.01 Interest and Financing	16,469.87
Total 6700 Interest Paid	**16,469.87**
Total Expenses	**$2,710,949.51**
NET OPERATING INCOME	$ -260,067.97
Other Income	
7000 Other Income	
7000.03 Cashback & Rewards	9,018.63
7000.08 Grant Income	32,306.00
7000.09 Stripe Corporate Card Credits	13,921.85
Total 7000 Other Income	**55,246.48**
Total Other Income	**$55,246.48**

Duradry

Profit and Loss
January - December 2021

	TOTAL
Other Expenses	
8300 Other Expenses	
8300.05 Intangible Asset- Amortization	2,187.00
Total 8300 Other Expenses	**2,187.00**
Total Other Expenses	**$2,187.00**
NET OTHER INCOME	**$53,059.48**
NET INCOME	**$ -207,008.49**